FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                  3 April 2006


                               File no. 0-17630


                       Blocklisting Interim Review



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Blocklisting Interim Review




                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The Irish Stock Exchange/The FSA


Date: 3rd April 2006


Name of applicant:       CRH plc


Name of scheme:          1990 Share Option Scheme (95/4438d)


Period of return: From:               01.10.05            To:       31.03.06



Balance under scheme from previous return:       11,499,218


The amount by which the block scheme has        -
been increased, if the scheme has been
increased since the date of the last return:



Number of securities issued/allotted under          1,855,989
scheme during period:



Balance under scheme not yet issued/allotted      9,643,229
at end of period


Number and class of securities originally         11,000,000 Ordinary Shares
                                                  of EUR 0.32 each on 4th
listed and the date of admission                  October 1995 and 15,500,000
                                                  Ordinary Shares of EUR 0.32
                                                  each on 26th March 2002


Total number of securities in issue at the end    538,297,327
of the period




Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 3rd April 2006



Name of applicant:       CRH plc



Name of scheme:          1990 U.K. Share Option Scheme (95/4438e)



Period of return: From:               01.10.05
  To:       31.03.06



Balance under scheme from previous return:       204,002



The amount by which the block scheme has        34,423

been increased, if the scheme has been

increased since the date of the last return:



Number of securities issued/allotted under          169,579
scheme during period:
at end of period


Number and class of securities originally         1,100,000 Ordinary Shares of
                                                  EUR 0.32 each on 4th
listed and the date of admission                  October 1995 and 400,000
                                                  Ordinary Shares of EUR 0.32
                                                  each on 6th December 2001



Total number of securities in issue at the end      538,297,327

of the period





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 3rd April 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Share Option Scheme (RA/CRHplc/00024))



Period of return: From:               01.10.05
  To:       31.03.06



Balance under scheme from previous return:       1,049,900



The amount by which the block scheme has        -
been increased, if the scheme has been
increased since the date of the last return:


Number of securities issued/allotted under          614,996
scheme during period:


Balance under scheme not yet issued/allotted      434,904
at end of period


Number and class of securities originally         1,500,000 Ordinary Shares of
                                                  EUR 0.32 each on
listed and the date of admission                  26th March 2002

Total number of securities in issue at the end      538,297,327

of the period





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 3rd April 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Share Option Scheme (United Kingdom)

                                    (RA/CRHplc/00023)



Period of return: From:               01.10.05
  To:       31.03.06



Balance under scheme from previous return:       699,250



The amount by which the block scheme has        -
been increased, if the scheme has been
increased since the date of the last return:


Number of securities issued/allotted under          32,104
scheme during period:


Balance under scheme not yet issued/allotted      667,146
at end of period


Number and class of securities originally         700,000 Ordinary Shares of
                                                  EUR 0.32 each on
listed and the date of admission                  6th December 2001



Total number of securities in issue at the end      538,297,327

of the period





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.









BLOCK LISTING SIX MONTHLY RETURN



INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.



To: The Irish Stock Exchange/The FSA



Date: 3rd April 2006



Name of applicant:       CRH plc



Name of scheme:          2000 Savings Related Share Option Scheme (Republic
                                    of Ireland) (RA/CRHplc/00024)

Period of return: From:               01.10.05
  To:       31.03.06



Balance under scheme from previous return:       576,338


The amount by which the block scheme has        -
been increased, if the scheme has been
increased since the date of the last return:


Number of securities issued/allotted under          2,459
scheme during period:


Balance under scheme not yet issued/allotted      573,879
at end of period



Number and class of securities originally         625,000 Ordinary Shares of
                                                  EUR 0.32 each on
listed and the date of admission                  26th March 2002



Total number of securities in issue at the end      538,297,327

of the period





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary




If you knowingly or recklessly give false or misleading information you may be liable to prosecution.







BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The Irish Stock Exchange/The FSA


Date: 3rd April 2006


Name of applicant:       CRH plc

Name of scheme:          2000 Savings Related Share Option Scheme (United
Kingdom)
                                    (RA/CRHplc/00020)

Period of return: From:               01.10.05
  To:       31.03.06


Balance under scheme from previous return:       443,467


The amount by which the block scheme has        -
been increased, if the scheme has been
increased since the date of the last return:


Number of securities issued/allotted under          169,817
scheme during period:


Balance under scheme not yet issued/allotted      273,650
at end of period

Number and class of securities originally         600,000 Ordinary Shares of
                                                  EUR 0.32 each on
listed and the date of admission                  15th June 2001


Total number of securities in issue at the end      538,297,327
of the period





Name of contact:           Angela Malone

Address of contact:       CRH plc, 42 Fitzwilliam Square, Dublin 2.

Telephone number of contact:    00 353 1 6344340





SIGNED BY ______________________________________________

Angela Malone

Company Secretary







If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  3 April 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director